UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Intermix Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

298 412 10 7

(CUSIP Number)

Rodi Guidero

VantagePoint Venture Partners

1001 Bayhill Drive,

Suite 300 San Bruno, CA 94066

(650) 866-3100

with a copy to:

Richard Vernon Smith

Orrick, Herrington & Sutcliffe LLP

400 Sansome Street

San Francisco, CA 94111

(415) 773-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VP ALPHA HOLDINGS IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

*  Please see responses to Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

*  Please see responses to Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

*  Please see responses to Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

*  Please see responses to Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

*  Please see responses to Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES D. MARVER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

*  Please see responses to Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN E. SALZMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

*  Please see responses to Item 5.

This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2003 (the “Original Statement”) by (1) VP Alpha Holdings IV, L.L.C., (2) VantagePoint Venture Associates IV, L.L.C., (3) James D. Marver and (4) Alan E. Salzman, relating to Intermix Media, Inc. (formerly eUniverse, Inc.) a Delaware corporation (the “Issuer”), Amendment No. 1 to the Original Statement, filed on October 31, 2003, Amendment No. 2 to the Original Statement, filed on April 23, 2004, Amendment No. 3 to the Original Statement, filed on September 30, 2004, and Amendment No. 4 to the Original Statement, filed on July 21, 2005 (the “Fourth Amended Statement”).

Item 4.	Purpose of Transaction

Item 4 of the Fourth Amended Statement is hereby amended and supplemented by adding the following thereto:

The Merger was consummated on September 30, 2005. Following consummation of the Merger, the obligations under the Voting Agreement terminated in accordance with its terms, and therefore, the Reporting Persons may no longer be deemed to beneficially own the shares to which this statement relates.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Fourth Amended Statement is amended and restated in its entirety as set forth below.

(a)   As a result of the consummation of the Merger and the termination of the Voting Agreement, the Reporting Persons may no longer be deemed to have the right to vote or direct the voting of, and may no longer be deemed to be the beneficial owner of, the Shares that were subject to the Voting Agreement.

(b)   As a result of the consummation of the Merger and the termination of the Voting Agreement, the Reporting Persons may no longer be deemed to have the power to vote or direct the vote of the Shares that were subject to the Voting Agreement.

(e)   As a result of the consummation of the Merger and the termination of the Voting Agreement, the Reporting Persons may no longer be deemed to be the beneficial owners of more than five percent (5%) of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2005

VP ALPHA HOLDINGS IV, L.L.C.
VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV,
L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV
PRINCIPALS FUND, L.P.
By:	/s/ Alan E. Salzman	By: VantagePoint Venture Associates IV, L.L.C.
Name: Alan E. Salzman,		Its General Partner
Managing Member
		By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
VANTAGEPOINT VENTURE PARTNERS IV (Q),		Managing Member
L.P.
By: VantagePoint Venture Associates IV, L.L.C.,		/s/ James D. Marver
Its General Partner		James D. Marver

By:	/s/ Alan E. Salzman	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Alan E. Salzman
Managing Member